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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 10)

Jos. A. Bank Clothiers, Inc.
(Name of Subject Company)

Java Corp.
(Offeror)

The Men's Wearhouse, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Including the Associated Preferred Share Purchase Rights)
(Title of Class of Securities)

480838101
(CUSIP Number of Class of Securities)

Jon W. Kimmins
Chief Financial Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072
(281) 776-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven A. Seidman
Michael A. Schwartz
Laura L. Delanoy
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,829,113,130.00	$235,589.77

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 28,140,202 shares of common stock of Jos. A. Bank Clothiers, Inc. ("JOSB") outstanding on a fully diluted basis as of the close of business on March 5, 2014. The transaction value was determined by multiplying (a) $65.00, the tender offer price, by (b) the sum of (i) 27,988,392 shares of common stock of JOSB issued and outstanding and (ii) 151,810 shares of common stock of JOSB reserved for issuance pursuant to outstanding equity awards under JOSB's stock plans (as determined based on the maximum number of shares of common stock that may be settled pursuant to the terms and conditions of outstanding awards). The foregoing figures are as of March 5, 2014, and based on a representation provided by JOSB in the Agreement and Plan of Merger, dated as of March 11, 2014.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001288.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$207,282.03	Filing Party:	The Men's Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	January 6, 2014
Amount Previously Paid:	$21,629.43	Filing Party:	The Men's Wearhouse, Inc. Java Corp.
Form or Registration No.:	Schedule TO-T (File No. 005-55471)	Date Filed:	February 24, 2014
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 10 to Schedule TO (this "Amendment") is filed by The Men's Wearhouse, Inc., a Texas corporation ("MW"), and Java Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of MW, and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 6, 2014 (together with any amendments and supplements thereto, the "Schedule TO") by MW and the Purchaser and relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the "Shares"), of Jos. A. Bank Clothiers, Inc., a Delaware corporation ("JOSB"), at $65.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Purchase and the related letter of transmittal that accompanies the Second Amended and Restated Offer to Purchase, which amend and restate the Amended and Restated Offer to Purchase dated February 24, 2014 and the related letter of transmittal that accompanied such Amended and Restated Offer to Purchase. This Amendment is being filed on behalf of MW and the Purchaser. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 11.

        All information contained in the Second Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(L) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the Amended and Restated Offer to Purchase filed as Exhibit (a)(1)(G) to Amendment No. 5 to Schedule TO, and the accompanying Second Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(M) to this Amendment, which hereby amends and replaces in its entirety the information contained in the original Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO and the Amended and Restated Letter of Transmittal filed as Exhibit (a)(1)(H) to Amendment No. 5 to Schedule TO, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO. The Items of Schedule TO are hereby amended and supplemented as provided in the Second Amended and Restated Offer to Purchase and the accompanying Second Amended and Restated Letter of Transmittal filed as Exhibits (a)(1)(L) and (a)(1)(M) to this Amendment.

        The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on April 9, 2014, unless further extended. As of 5:00 p.m. New York City time on March 19, 2014, 19,281,365 shares of JOSB common stock (including 2,154,327 shares of JOSB common stock subject to notice of guaranteed delivery) had been tendered in and not withdrawn from the Offer.

Item 12.

        Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(L)	Second Amended and Restated Offer to Purchase, dated March 20, 2014.
(a)(1)(M)	Second Amended and Restated Letter of Transmittal.
(a)(1)(N)	Second Amended and Restated Form of Notice of Guaranteed Delivery.
(a)(1)(O)	Second Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(P)	Second Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(b)(1)
Commitment Letter, dated March 11, 2014, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and the Company (incorporated by reference from Exhibit 10.1 to MW's Current Report on Form 8-K filed on March 13, 2014).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2014

THE MEN'S WEARHOUSE, INC.
By:	/s/ JON W. KIMMINS
Name:	Jon W. Kimmins
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Principal Financial Officer
JAVA CORP.
By:	/s/ JON W. KIMMINS
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and Chief Financial Officer

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  Item 12.
SIGNATURE